UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Grubb & Ellis Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

40009 52 0

(CUSIP Number)

Anthony W. Thompson

Thompson National Properties, LLC

1901 Main Street, Suite 108

Irvine, CA 92614

(949) 833-8252

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40009 52 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anthony W. Thompson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,608,936

	8.	Shared Voting Power 4,591,772

	9.	Sole Dispositive Power 4,608,936

	10.	Shared Dispositive Power 4,591,772

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,200,708*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IN

* Mr. Thompson may be deemed to be the beneficial owner of 9,200,708 shares.  These shares are held as follows: (i) 2,699,730 shares are held of record by Mr. Thompson and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to such shares; (ii) 701,875 shares are held by AWT Family L.P., of which Mr. Thompson and his spouse, Sharon Thompson, are the sole limited partners (the corporate general partner of AWT Family L.P. is controlled by Mr. Thompson and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to the shares held by such entity); (iii) 679,331 shares are held by NNN Cunningham Stafford, LLC, of which Mr. Thompson is the sole member and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to the shares held by such entity; (iv) 4,591,772 shares are held in a brokerage account by Mr. and Mrs. Thompson as joint tenants with a right of survivorship and, accordingly, Mr. and Mrs. Thompson share voting and dispositive power with respect to such shares; and (v) 528,000 shares the rights to which are held as further described under Item 6 of this report.

CUSIP No. 40009 52 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sharon Thompson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,591,772

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,591,772

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,293,647*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%%

14.	Type of Reporting Person (See Instructions) IN

* Sharon Thompson may be deemed to be the beneficial owner of 5,293,647 shares.  These shares are held as follows: (i) 701,875 shares are held by AWT Family L.P., of which Mrs. Thompson and her spouse, Mr. Thompson, are the sole limited partners (the corporate general partner of AWT Family L.P. is controlled by Mr. Thompson and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to the shares held by such entity), although Mrs. Thompson expressly disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein; and (ii) 4,591,772 shares are held in a brokerage account by Mr. and Mrs. Thompson as joint tenants with a right of survivorship and, accordingly, Mr. and Mrs. Thompson share voting and dispositive power with respect to such shares.

This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D filed by Anthony W. Thompson with the Securities and Exchange Commission on December 17, 2007, as amended by Amendment No. 1 filed on June 26, 2008 and Amendment No. 2 filed on October 27, 2008 (the “Schedule 13D”), relating to shares of common stock, $.01 par value per share, of Grubb & Ellis Company (the “Company”).   This Amendment is being filed on behalf of Anthony W. Thompson and Sharon Thompson (collectively, the “Reporting Persons”).

Items 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

This Item 6 is hereby amended by adding the following:

As previously reported, on December 6, 2007, Mr. Thompson and Scott D. Peters, the former Chief Executive Officer and President of the Company, entered into that certain Letter Agreement regarding transfer of shares of common stock of NNN Realty Advisors, Inc. from Anthony W. Thompson to Scott D. Peters (the “Letter Agreement”) pursuant to the terms of which Mr. Thompson assigned 600,000 shares of the common stock of NNN Realty Advisors, Inc. (which shares were subsequently converted into approximately 528,000 shares of the common stock of the Company) to Mr. Peters, it being agreed at the time that such shares were to be held in escrow (the “Escrowed Shares”) pending certain vesting and forfeiture events specified in the Letter Agreement.

Mr. Thompson and Mr. Peters have entered into agreements effecting the transfer of all right, title and interest in the Escrowed Shares from Mr. Peters to Mr. Thompson and providing Mr. Thompson with the authority to vote the Escrowed Shares until such time as record ownership of the Escrowed Shares is transferred to Mr. Thompson on the books and records of the Company.  Pursuant to the Assignment of Stock Separate from Certificate and Power of Attorney (a copy of which is attached to this filing as Exhibit 99.7), effective as of October 27, 2008, Mr. Peters transferred all right, title and interest in the Escrowed Shares to Mr. Thompson and agreed to take any further action as may be necessary to confirm or give effect to such transfer.  In addition, Mr. Peters executed an Irrevocable Proxy (a copy of which is attached to this filing as Exhibit 99.8), dated as of October 30, 2008, appointing Mr. Thompson as Mr. Peters’ proxy and authorizing Mr. Thompson, among other things, to vote the Escrowed Shares at the annual meeting of the Company’s stockholders scheduled for December 3, 2008, which proxy authority will remain effective until such time as record ownership of the Escrowed Shares is transferred to Mr. Thompson on the books and records of the Company.  Upon the transfer of record ownership of the Escrowed Shares to Mr. Thompson, Mr. Thompson may assign his interest in the Escrowed Shares to one or more of his affiliates.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.7	Assignment of Stock Separate from Certificate and Power of Attorney, dated as of October 27, 2008, executed by Scott D. Peters

Exhibit 99.8	Irrevocable Proxy, dated as of October 30, 2008, executed by Scott D. Peters

Exhibit 99.9	Joint Filing Agreement, dated as of November 3, 2008, by and between Anthony W. Thompson and Sharon Thompson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anthony W. Thompson
Anthony W. Thompson

Date: November 3, 2008

/s/ Sharon Thompson
Sharon Thompson

Date: November 3, 2008